UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008	Commission File Number: 1-31349

THE THOMSON CORPORATION

(Translation of registrant’s name into English)

Metro Center, One Station Place

Stamford, Connecticut 06902, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION

	By:	/s/ Deirdre Stanley
		Name:	Deirdre Stanley
		Title:	Senior Vice President and General Counsel

Date: February 29, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Draft form of Thomson Reuters Corporation Amended and Restated Articles of Incorporation

99.2	Draft form of Thomson Reuters Corporation Amended and Restated By-Laws

99.3	Draft form of Equalization and Governance Agreement

99.4	Draft form of Thomson Reuters Corporation Deed of Guarantee

99.5	Draft form of Thomson Reuters PLC Deed of Guarantee

99.6	Draft form of Thomson Reuters Corporation Special Voting Share Trust Deed

99.7	Draft form of Thomson Reuters PLC Special Voting Share Trust Deed

99.8	Draft form of Special Voting Share Agreement

99.9	Draft form of Reuters Trust Principles Support Agreement

99.10	Draft form of Amended and Restated Deed of Mutual Covenant

99.11

Stock and Asset Purchase Agreement among The Thomson Corporation Delaware Inc., Thomson Legal & Regulatory Inc., Thomson Finance S.A., Thomson Learning Holdings Coöperatief U.A., Thomson Global Resources and Apax/TL Holdings LLC as amended

99.12	Purchase Agreement between Thomson Canada Limited and Apax/TN Holdings LLC as amended